Filed Pursuant To Rule 433

Registration No. 333-209926

July 11, 2016

Why the Trend to Bond ETFs Will Continue

Posted to Bloomberg TV July 8, 2016

Featuring comments from Dave Mazza of SSGA

WOMAN 1: ETFs here in the U.S. attracting what, more than $60 billion in the first half of 2016. What does the second half look like?

DAVID MAZZA: Well, I think what we see in the first half is a significant amount of money actually moving to bond ETFs, a $50 billion differential.

Looking ahead, I actually think that trend is likely going to continue. Reason being, there’s a significant amount of uncertainty, there’s volatility and all of this is leading toward investors hunkering down, looking for safety in the bond market and with gold ETFs.

MAN 1: I wonder about the regional flow. I like to us FFLO <GO> on the Bloomberg. It shows you the regional flow in and out of ETFs. And what we see over the last three-month period is just a massive inflow for the U.S. and a massive outflow in China and the Eurozone. I get Europe, right? Why China? What’s going on there?

DAVID MAZZA: Well, I think there are still lingering concerns about the economic growth situation in China and what impact that has on Asia broadly and, of course, the entire global economy, because it used to be something not as significant and now it is.

And so investors when they see uncertainty, they see volatility, they go back to what they know and that’s the U.S.

WOMAN 1: Now I want to talk to Eric because we are seeing now these search for yields. And the thing is that junk debt has been trading as Treasuries, as gold, as the yen, as other safe havens have. If you take a look at this chart that I have up, junk debt trading like Treasuries, yen and gold. I know that you can’t see it, but you know junk debt. You know junk ETFs. What’s your take on junk ETFs?

ERIC BALCHUNAS: Right, so I think the fact that we saw flows go into junk bond ETFs, even on the day after Brexit, that was a little shocking because that was a risk off day, but yet you saw junk bond ETFs taking inflows.

Here’s what’s going on; there is no more fear of the Fed, right? The fact that you have a stock market that’s long in the tooth and you have people still looking for yield. It used to be that you wouldn’t go into junk bond ETFs in that kind of scenario if you thought the Fed was going to raise. So when you see junk bond ETF flows now, it’s people who want the yield and just simply don’t fear the Fed for the time being.

MAN 1: I always worry about or I always wonder about how ETF managers match what they’re holding with people flowing in and out of the actual fund. Is it harder in periods of this kind of volatility, Dave?

DAVID MAZZA: I think one of the benefits of ETFs actually is that they have a structure which is unique to other investments—particularly mutual funds—that allows ETF portfolio managers to actually be able to manage ETFs quite efficiently during times of volatility, and that’s what we’ve seen of late.

MAN 1: Using derivatives? I mean, how are they doing this? If you’re running a gold ETF, for example, and everyone’s piling in, you can’t just every day at the end of each market session pull in that much physical gold, right?

DAVID MAZZA: Well, actually one of the benefits of GLD in particular, the largest gold-backed ETF in the world, is that it actually owns only gold bullion. So in a vault in London, there actually is gold bars being moved to allocate toward GLD versus other accounts.

So, even on the day of Brexit, which saw $800 million of inflows into GLD. Since Brexit, $2.7 billion of inflows into GLD alone. All that actually was done with gold bullion.

WOMAN 1: Even the rally that we’re seeing in gold, are we seeing room for more upside in gold ETFs?

DAVID MAZZA: Well, I think because there’s so much uncertainty in the markets, Brexit, the direction was completely wrong. No one expected Brexit. It was Bremain, right?

Think about what’s on the outlook. It’s our own election here. The rhetoric has already been hot. I think it’s going to just get hotter heading into the summer, especially post the conventions. What is that going to lead to? More political uncertainty, more economic uncertainty and that’s going to lead investors towards something like gold, particularly when you have $11 trillion of negative yielding debt.

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